Harbor Custom Development, Inc.

1201 Pacific Avenue, Suite 1200

Tacoma, WA 98402

May 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kibum Park

Re:	Harbor Custom Development, Inc. Registration Statement on Form S-1, as amended Filed on May 11, 2023 File No. 333-271550 Withdrawal of Acceleration Request

Dear Mr. Park:

Harbor Custom Development, Inc. (the “Company”) hereby withdraws its request to accelerate the effectiveness of the above-referenced Registration Statement submitted by letter dated May 15, 2023. The Company will file a separate request for the acceleration of the effectiveness of the Registration Statement at a future date and time.

Please call Lynne Bolduc at (949) 788-8900 with any comments or questions regarding this matter.

Very truly yours,

HARBOR CUSTOM DEVELOPMENT, INC.

By:	/s/ Sterling Griffin
Name:	Sterling Griffin
Title:	Chief Executive Officer and President